Exhibit 99.1

TuanChe Limited to Report First Quarter 2020 Financial Results

on July 2, 2020

BEIJING, June 24, 2020 (PR NEWSWIRE) -- TuanChe Limited ("TuanChe" or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that it plans to release its first quarter 2020 unaudited financial results before the U.S. market opens on Thursday, July 2, 2020. The earnings release will be available on the Company's investor relations website at http://ir.tuanche.com/.

TuanChe's management will hold a conference call on Thursday, July 2, 2020, at 8:00 A.M. Eastern Time or 8:00 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

US (Toll-Free):	1-888-346-8982
International:	1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong:	852-3018-4992
Hong Kong (Toll Free):	800-905-945

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “TuanChe Limited”.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

A telephone replay will be available one hour after the end of the conference until July 9, 2020, by dialing the following numbers:

US (Toll Free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10145499

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Source: TuanChe Limited